Mail Stop 3561

December 13, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Robert L. Steer, Chief Financial Officer
Seaboard Corporation
9000 W. 67th Street
Shawnee Mission, Kansas 66202

      Re: Seaboard Corporation
              Form 10-K for the year ended December 31, 2005
              Filed March 7, 2006
              File No. 001-03390

Dear Mr. Steer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Linda Cvrkel
              Branch Chief